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EXHIBIT 99.4

news release

FALCONBRIDGE RECEIVES TSX APPROVAL FOR NORMAL COURSE
ISSUER BID

TORONTO, July 29, 2005 — Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) today announced that it has received approval from the Toronto Stock Exchange ("TSX") of its Notice of Intention to Make a Normal Course Issuer Bid (the "Bid").

Pursuant to the Bid, Falconbridge may purchase for cancellation up to 29,100,000 of its common shares, or approximately 10% of the public float. As of July 28, 2005, there were 367,415,859 Falconbridge common shares issued and outstanding, and the public float consisted of 291,982,210 Falconbridge common shares. The purchases will be made by Falconbridge through the facilities and in accordance with the rules of the TSX, and the prices that Falconbridge will pay for any common shares will be the market price of such shares at the time of acquisition. Falconbridge will make no purchases of common shares other than open market purchases or such other means approved by the TSX.

On June 30, 2005, Noranda Inc. ("Noranda") and Falconbridge Limited ("former Falconbridge") amalgamated and continued as one corporation named Falconbridge Limited. On March 24, 2005, Noranda Inc. made an offer (the "Noranda Offer") to purchase all of the outstanding former Falconbridge common shares not already owned by Noranda and its affiliates. The former Falconbridge board of directors received a formal opinion as to the fair market value of the former Falconbridge common shares and the consideration payable by Noranda under the Noranda Offer from TD Securities Inc., financial advisors to the former Falconbridge special committee, and received TD Securities Inc.'s opinion as to the fairness from a financial point of view of the consideration received by minority former Falconbridge's common shareholders under the Noranda Offer (the "TD Securities Opinion"). Concurrently with the Noranda Offer, Noranda also made an offer (the "Issuer Bid") to purchase up to 63.4 million of its common shares in exchange for junior preference shares of Noranda.

Subject to the analyses and assumptions set out in the TD Securities Opinion, TD Securities Inc. selected a value, as of March 8, 2005, of US$19.00 to US$23.00 per share for the shares of the company resulting from the completion of the Noranda Offer and the Issuer Bid. Other than the TD Securities Opinion, Falconbridge is not aware of any prior valuations of Falconbridge or of its material assets or securities within the two years preceding the date of the Bid. Copies of the TD Securities Opinion may be obtained at www.sedar.com or from the Corporate Secretary of Falconbridge at 181 Bay Street, Suite 200, BCE Place, Toronto, ON M5J 2T3: (416) 982-7111.

The board of directors of Falconbridge believes that the market price of its common shares is such that their purchase by Falconbridge is an attractive and appropriate use of funds in light of the potential benefits to remaining shareholders.

The Bid will commence on August 3, 2005 and will terminate on the earlier of: (i) August 2, 2006, (ii) the date Falconbridge completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by Falconbridge of termination of the Bid.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:
Denis Couture
Vice-President, Investor Relations,
Public Affairs & Communications
(416) 982-7020
denis.couture@toronto.norfalc.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@toronto.norfalc.com
www.falconbridge.com

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FALCONBRIDGE RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID